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                                  EXHIBIT 12.3

             PRESS RELEASE OF HEDMAN RESOURCES LIMITED ANNOUNCING

          PLANNED ACQUISITION BY ENVIRO INDUSTRIAL TECHNOLOGIES, INC.


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NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: HEDMAN RESOURCES LTD

CDNX SYMBOL: HDM

SEPTEMBER 28, 2000

Hedman Signs Letter Of Intent With U.S. Based Enviro Industrial Technologies

NORTH YORK, ONTARIO--Claude Taillefer, President of Hedman Resources Limited a Canadian publicly traded company on the CDNX is pleased to announce that it has signed a binding letter of intent with Enviro Industrial Technologies, an arm's-length U.S. corporation with its corporate office located in New York City. Pursuant to the terms of the Letter of Intent, Enviro has agreed to acquire up to all of but not less than 80% of the issued and outstanding common shares of Hedman. As a condition of the acquisition, among other things, Hedman would cause a 1 share for 2 share stock consolidation (including shares underlying any warrants) and thereafter, its shareholders would exchange their shares on a one share for one share basis with Enviro common stock. Hedman on a pre-split basis has 28,073,O35 common shares outstanding and Enviro will have on the date of closing of the acquisition 13,750,000 outstanding common stock. Hedman also has on a pre split basis 13,913,653 warrants outstanding which would be exchanged for Enviro warrants at the closing. The proposed acquisition is also subject to shareholders and regulatory and exchange approvals, if required.

Enviro Industrial Technologies is a corporation which has filed a Form 10-SB with the United States Securities and Exchange Commission for the purpose of becoming a reporting company to qualify for trading its common stock, in the United States, on the NASD Over the Counter Bulletin Board ("OTCBB"). The proposed acquisition will occur after Erviro's common stock commences trading on the OTCBB which is anticipated to occur in November, 2000. After the acquisition, it is intended that Hedman's shares will be delisted as Enviro will acquire all or substantially all of Hedman's shares and Hedman will no longer be a public company. It is further intended that Hedman's board of directors will represent a majority of the directors on Enviro's board of directors.

Hedman is introducing a proprietary process to the market creating an environmentally safe, industrial filler mineral called Superfil. Superfil is a heat resistant industrial mineral filler that possesses excellent physical properties enabling it to blend well with most industrial fillers and resins and is used in numerous applications including brake linings, construction materials, plastics/polymers, asphalt, gaskets and more. Until recently, the type of materials most commonly used by manufacturers in, for example, the construction, automotive and plastics industries, contained asbestos and were especially favored for use in the production of fire resistant products. However, in both North America and Europe, the use of asbestos containing minerals has been substituted with asbestos free replacements due to the concerns surrounding health


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 effects on humans. The problem with many of these asbestos free substitutes is that they do not deliver the same kind of material performance as asbestos designed or formulated products. As a result of its proprietary processing technology Hedman is poised a market and promote Superfil as being, literally, the first asbestos-free alternative with many similar asbestos performance characteristics.

To this end, Hedman has been pursuing marketing strategies that include continued Superfil application research and development, joint venture opportunities and promotion of technical and specification dominance based on the primary fire, heat and abrasion characteristics of Superfil. Hedman believes that this acquisition by Enviro achieves in part this goal. Enviro has the right to acquire from an arm's-length Ontario private company, their vermiculite claims located in North Eastern Ontario. These claims contain an industrial mineral called vermiculite which is presently being imported to North America in large quantities from China and South Africa. Hedman intends to create an application formula combining Superfil and vermiculite to enhance the fire, heat and strength performance of existing fire resistant products and their related building codes.

Since Enviro filed its Form 10-SB, which is available for review on the Internet, www.Edgar - online.com, there have been two material changes to the information contained in the registration statement: (i) Enviro exercised its right to acquire the vermiculite claims which is expected to close on September 26, 2000; and (ii) the majority shareholder of Enviro sold his ownership interest in Enviro to 20 private companies, 17 of which are located outside of North America, none of which Hedman believes hold more than 10% of the issued and outstanding common stock of Enviro nor are interrelated to each other. Hedman will endeavor to provide additional information about Enviro and the proposed transaction on a timely basis in future press releases.

For further information please contact the company at 416-630-6991 or write to Hedman Resources Limited, 3875 Keele Street, Suite 400, North York, Ontario, Canada, M3J 1N6.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

On behalf of the Board of Directors







Claude Taillefer President & CEO

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FOR FURTHER INFORMATION PLEASE CONTACT:

Hedman Resources Ltd
Claude Taillefer
President & CEO
(416) 630-6991

INDUSTRY: MNG
SUBJECT: NWS

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